TransAlta renews normal course issuer bid program

CALGARY, Alberta (May 5, 2008) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today it has received regulatory approval from the Toronto Stock Exchange (TSX) for the continuation of its normal course issuer bid program. The program is in its eighth consecutive year.

TransAlta believes maintaining a balanced approach to capital allocation enables the company to create consistent and stable shareholder value in a capital intensive, commodity industry. TransAlta’s plan includes portfolio optimization, investment in new capacity and returning capital to shareholders through dividends and share buybacks. As in 2007, TransAlta has the approval to purchase, for cancellation, up to 19,884,460 of its common shares, representing 10 per cent of TransAlta’s public float as of April 23, 2008.

During the last 12 months under its previous normal course issuer bid, TransAlta repurchased 4,280,700 common shares, representing approximately 2.1 per cent of the company’s outstanding shares on April 23, 2007, at an average price of approximately $31.54 per common share.

The normal course issuer bid program will begin on May 6, 2008 and continue until May 5, 2009, or such earlier date as TransAlta may complete its purchases.  Purchases will be made on the open market through the TSX at the market price of such shares at the time of acquisition. Daily purchases will not exceed 236,119 common shares representing 25 percent of the average daily trading volume for the six calendar months prior to the date of approval of the bid by the TSX, subject to block purchase exceptions outlined in the TSX rules.  TransAlta’s average daily trading volume during the last six calendar months was 944,476 common shares.   TransAlta may also issue put options to facilitate the purchase of common shares pursuant to the normal course issuer bid program provided that no such put options may be issued without prior consent of the TSX.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

  Note: All financial figures are in Canadian dollars unless noted otherwise.

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For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  (403) 267-7622

Email:  michael_lawrence@transalta.com

Phone:  1-800-387-3598 in Canada and U.S.

E-mail:  investor_relations@transalta.com

Jess Nieukerk

Senior Analyst, Investor Relations

Phone:  (403) 267-3607

E-mail:  investor_relations@transalta.com